December 5, 2024

Kerri-Ann Millar
Chief Financial Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, MA 02135

        Re: Cue Biopharma, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38327
Dear Kerri-Ann Millar:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Research and Development, page 99

1. We note from the disclosures on page 5 that you have two oncology drug product candidates, CUE-101 and CUE-102. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of
       Operations.
 December 5, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences